UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: January 18, 2005
(Date of earliest event reported)

KIMBERLY-CLARK CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**1-225**	**39-0394230**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

P.O. Box 619100, Dallas, Texas	**75261-9100**
(Address of principal executive offices)	(Zip Code)

(972) 281-1200
(Registrant's telephone number, including area code)

Item 7.01 Regulation FD Disclosure

Effective as of the end of the day on November 30, 2004, Kimberly-Clark Corporation completed the distribution to its stockholders of all of the shares of common stock of Neenah Paper, Inc., a wholly-owned subsidiary formed in April 2004 to facilitate the spin-off of Kimberly-Clark's Fine Paper and Technical Papers businesses and its Canadian pulp mills (the "Spin-off"). In accordance with Statement of Financial Accounting Standards ("SFAS") 144, *Accounting for the Impairment or Disposal of Long-Lived Assets,* Kimberly-Clark's prior period Consolidated Income Statements and Cash Flow Statements and related disclosures will be reported to present the results of Neenah Paper's fine paper and technical paper businesses, which were previously included in the Business-to-Business segment, as discontinued operations. Prior to the Spin-off, Kimberly-Clark internally consumed approximately 90% of the pulp produced by the Canadian pulp business. In connection with the Spin-off, Kimberly-Clark entered into a long-term pulp supply agreement with Neenah Paper, whereby Kimberly-Clark will continue to consume a substantial portion of the pulp produced by Neenah Paper. Therefore in accordance with the provisions of SFAS 144 the results of Neenah Paper's Canadian pulp business do not qualify to be reported as discontinued operations. To facilitate reviewing Kimberly-Clark's future periodic reports, the following Exhibits are attached to this Current Report:

- Exhibit 99.1 -- Consolidated Income Statements for the years ended December 31, 2000 through 2003, the four quarters of 2003 and the first three quarters of 2004, presenting the results of Kimberly-Clark's former fine and technical paper businesses as discontinued operations.

- Exhibit 99.2 -- Consolidated Cash Flow Statements for the years ended December 31, 2002 and 2003, and for the first three, six and nine months of 2004, as well as, the first nine months of 2003 that present cash used for or provided by continuing operations and discontinued operations.

- Exhibit 99.3 – Consolidated Operations by Business Segment, setting forth the net sales and operating profit for the Corporation's reportable business segments on a continuing operations basis of presentation for the years ended December 31, 2000 through 2003 and on a quarterly basis for 2003 and the first three quarters of 2004.

The information, including exhibits attached hereto, in this Current Report is being furnished and shall not be deemed "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. The information in this Current Report shall not be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, as amended, except as otherwise expressly stated in such filing.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KIMBERLY-CLARK CORPORATION

Date: January 18, 2005

By: /s/ Mark A. Buthman
Mark A. Buthman
Senior Vice President and
Chief Financial Officer

EXHIBIT INDEX

- Exhibit 99.1 -- Consolidated Income Statements for the years ended December 31, 2000 through 2003, the four quarters of 2003 and the first three quarters of 2004, presenting the results of Kimberly-Clark's former fine and technical paper businesses as discontinued operations.

- Exhibit 99.2 -- Consolidated Cash Flow Statements for the years ended December 31, 2002 and 2003, and for the first three, six and nine months of 2004, as well as, the first nine months of 2003 that present cash used for or provided by continuing operations and discontinued operations.

- Exhibit 99.3 – Consolidated Operations by Business Segment, setting forth the net sales and operating profit for the Corporation's reportable business segments on a continuing operations basis of presentation for the years ended December 31, 2000 through 2003 and on a quarterly basis for 2003 and the first three quarters of 2004.

Kimberly-Clark Corporation and Subsidiaries Exhibit 99.1

CONSOLIDATED INCOME STATEMENT

(Millions of dollars, except per share amounts)	*2004* Nine Months Ended Sept. 30	Third Quarter	Second Quarter	First Quarter
Net Sales	$11,181.8	$3,783.0	$3,687.3	$3,711.5
Cost of products sold	7,432.2	2,543.9	2,432.5	2,455.8
Gross Profit	3,749.6	1,239.1	1,254.8	1,255.7
Marketing, research and general expenses	1,847.0	613.6	615.6	617.8
Other (income) expense, net	37.6	8.6	14.5	14.5
Operating Profit	1,865.0	616.9	624.7	623.4
Nonoperating expense	(116.6)	(26.4)	(38.7)	(51.5)
Interest income	12.7	4.7	4.0	4.0
Interest expense	(120.5)	(41.1)	(40.7)	(38.7)
Income Before Income Taxes, Equity Interests and Discontinued Operations	1,640.6	554.1	549.3	537.2
Provision for income taxes	(358.2)	(132.7)	(118.2)	(107.3)
Share of net income of equity companies	92.1	31.3	29.9	30.9
Minority owners' share of subsidiaries' net income	(53.9)	(18.8)	(18.1)	(17.0)
Income From Continuing Operations	1,320.6	433.9	442.9	443.8
Income From Discontinued Operations, Net of Income Taxes	34.3	7.4	11.4	15.5
Net Income	$ 1,354.9	$ 441.3	$ 454.3	$ 459.3
Per Share Basis				
Basic				
Continuing operations	$ 2.65	$ .88	$ .89	$ .88
Discontinued operations	$ .07	$ .02	$ .02	$ .04
Net income	$ 2.72	$ .90	$ .91	$ .92
Diluted				
Continuing operations	$ 2.63	$ .87	$ .88	$ .88
Discontinued operations	$ .07	$ .02	$ .02	$ .03
Net income	$ 2.70	$ .89	$ .90	$ .91

Kimberly-Clark Corporation and Subsidiaries
CONSOLIDATED INCOME STATEMENT

(Millions of dollars, except per share amounts)	*2003* Year Ended Dec. 31	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Net Sales	$14,026.3	$3,623.1	$3,562.3	$3,464.2	$3,376.7
Cost of products sold	9,231.9	2,375.4	2,373.9	2,283.7	2,198.9
Gross Profit	4,794.4	1,247.7	1,188.4	1,180.5	1,177.8
Marketing, research and general expenses	2,350.3	611.8	583.1	573.3	582.1
Other (income) expense, net	112.5	34.7	21.3	21.0	35.5
Operating Profit	2,331.6	601.2	584.0	586.2	560.2
Nonoperating expense	(105.5)	(105.5)	-	-	-
Interest income	18.0	4.1	4.8	4.3	4.8
Interest expense	(167.8)	(39.6)	(40.6)	(44.6)	(43.0)
Income Before Income Taxes, Equity Interests and Discontinued Operations	2,076.3	460.2	548.2	545.9	522.0
Provision for income taxes	(484.1)	(26.2)	(150.3)	(157.2)	(150.4)
Share of net income of equity companies	107.0	28.8	21.9	30.3	26.0
Minority owners' share of subsidiaries' net income	(55.6)	(16.4)	(12.6)	(14.8)	(11.8)
Income From Continuing Operations	1,643.6	446.4	407.2	404.2	385.8
Income From Discontinued Operations, Net of Income Taxes	50.6	13.1	12.5	13.1	11.9
Net Income	$ 1,694.2	$ 459.5	$ 419.7	$ 417.3	$ 397.7
Per Share Basis					
Basic					
Continuing operations	$ 3.24	$ .89	$ .80	$ .80	$ .76
Discontinued operations	$ .10	$ .02	$ .03	$ .02	$ .02
Net income	$ 3.34	$ .91	$ .83	$ .82	$ .78
Diluted					
Continuing operations	$ 3.23	$ .88	$ .80	$ .79	$ .75
Discontinued operations	$ .10	$ .03	$ .03	$ .03	$ .03
Net income	$ 3.33	$ .91	$ .83	$ .82	$ .78

Kimberly-Clark Corporation and Subsidiaries
CONSOLIDATED INCOME STATEMENT

(Millions of dollars, except per share amounts)	*Year Ended December 31* 2002	2001	2000
Net Sales	$13,231.5	$12,923.6	$12,468.5
Cost of products sold	8,537.7	8,349.8	7,944.6
Gross Profit	4,693.8	4,573.8	4,523.9
Marketing, research and general expenses	2,251.8	2,217.5	2,120.5
Other (income) expense, net	73.7	83.4	(104.5)
Operating Profit	2,368.3	2,272.9	2,507.9
Interest income	15.7	17.8	24.0
Interest expense	(181.9)	(191.4)	(221.4)
Income Before Income Taxes, Equity Interests, Discontinued Operations and Cumulative Effect of Accounting Change	2,202.1	2,099.3	2,310.5
Provision for income taxes	(629.9)	(619.4)	(710.0)
Share of net income of equity companies	113.3	154.4	186.4
Minority owners' share of subsidiaries' net income	(58.1)	(63.2)	(63.4)
Income From Continuing Operations	1,627.4	1,571.1	1,723.5
Income From Discontinued Operations, Net of Income Taxes	58.6	38.8	77.1
Income Before Cumulative Effect of Accounting Change	1,686.0	1,609.9	1,800.6
Cumulative effect of accounting change, net of income taxes	(11.4)	-	-
Net Income	$ 1,674.6	$ 1,609.9	$ 1,800.6
Per Share Basis			
Basic			
Continuing operations	$ 3.15	$ 2.97	$ 3.19
Discontinued operations	$ .11	$ .07	$ .15
Cumulative effect of accounting change	$ (.02)	$ -	$ -
Net income	$ 3.24	$ 3.04	$ 3.34
Diluted			
Continuing operations	$ 3.13	$ 2.95	$ 3.17
Discontinued operations	$ .11	$ .07	$ .14
Cumulative effect of accounting change	$ (.02)	$ -	$ -
Net income	$ 3.22	$ 3.02	$ 3.31

Kimberly-Clark Corporation and Subsidiaries Exhibit 99.2

CONSOLIDATED CASH FLOW STATEMENT

(Millions of dollars)	*2004* Nine Months Ended Sept. 30	*2004* Six Months Ended June 30	*2004* Three Months Ended March 31	*2003* Nine Months Ended Sept. 30
Continuing Operations:				
Operating Activities				
Income from continuing operations	$ 1,320.6	$ 886.7	$ 443.8	$ 1,197.2
Depreciation and amortization	606.2	408.5	200.4	550.6
Deferred income tax provision	119.9	24.1	10.1	35.7
Equity companies' earnings in excess of dividends paid	(44.2)	(36.1)	(29.8)	(27.5)
Changes in operating working capital	(48.1)	(1.2)	(34.4)	113.9
Postretirement benefits	23.3	1.5	(15.5)	(7.7)
Other	79.7	39.7	30.4	116.3
Cash Provided by Operations	2,057.4	1,323.2	605.0	1,978.5
Investing Activities				
Capital spending	(322.8)	(218.4)	(106.2)	(649.1)
Acquisitions of businesses, net of cash acquired	-	-	-	(258.3)
Investments in marketable securities	(7.4)	(4.1)	(4.0)	(10.8)
Proceeds from sales of investments	26.1	19.5	13.5	20.7
Net increase in time deposits	(12.0)	(12.2)	(6.9)	(205.4)
Other	8.2	10.6	14.3	(14.6)
Cash Used for Investing	(307.9)	(204.6)	(89.3)	(1,117.5)
Financing Activities				
Cash dividends paid	(571.9)	(372.2)	(171.1)	(500.0)
Net decrease in short-term debt	(205.7)	(281.1)	(165.5)	(261.2)
Proceeds from issuance of long-term debt	33.6	32.9	22.1	522.7
Repayments of long-term debt	(184.7)	(174.3)	(114.9)	(479.3)
Proceeds from preferred securities of subsidiary	125.0	125.0	-	-
Proceeds from exercise of stock options	256.1	190.9	110.7	20.3
Acquisitions of common stock for the treasury	(1,197.3)	(579.1)	(166.7)	(357.9)
Other	(12.1)	(10.4)	1.4	(44.1)
Cash Used for Financing	(1,757.0)	(1,068.3)	(484.0)	(1,099.5)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(4.2)	(6.2)	(3.2)	12.3
Cash (Used for) Provided by Continuing Operations	(11.7)	44.1	28.5	(226.2)
Cash Provided by Discontinued Operations	36.6	27.6	9.9	36.7
Increase (Decrease) in Cash and Cash Equivalents	24.9	71.7	38.4	(189.5)
Cash and Cash Equivalents, beginning of year	290.6	290.6	290.6	494.5
Cash and Cash Equivalents, end of year	$ 315.5	$ 362.3	$ 329.0	$ 305.0

Kimberly-Clark Corporation and Subsidiaries
CONSOLIDATED CASH FLOW STATEMENT

(Millions of dollars	*Year Ended Dec. 31* 2003	2002
Continuing Operations:		
Operating Activities		
Income from continuing operations	$ 1,643.6	$ 1,627.4
Depreciation and amortization	745.3	704.4
Deferred income tax (benefit) provision	(50.8)	189.0
Net losses on asset dispositions	35.0	37.7
Equity companies' earnings in excess of dividends paid	(9.6)	(8.2)
Minority owners' share of subsidiaries' net income	55.6	58.1
Decrease (increase) in operating working capital	118.2	(197.8)
Postretirement benefits	(59.9)	(118.5)
Other	74.8	49.4
Cash Provided by Operations	2,552.2	2,341.5
Investing Activities		
Capital spending	(872.9)	(861.3)
Acquisitions of businesses, net of cash acquired	(258.5)	(410.8)
Investments in marketable securities	(10.8)	(9.0)
Proceeds from sales of investments	29.4	44.9
Net increase in time deposits	(149.0)	(36.9)
Other	1.7	(14.2)
Cash Used for Investing	(1,260.1)	(1,287.3)
Financing Activities		
Cash dividends paid	(671.9)	(612.7)
Net decrease in short-term debt	(424.2)	(423.9)
Proceeds from issuance of long-term debt	540.8	823.1
Repayments of long-term debt	(481.6)	(154.6)
Proceeds from exercise of stock options	31.0	68.9
Acquisitions of common stock for the treasury	(546.7)	(680.7)
Other	(18.3)	(34.9)
Cash Used for Financing	(1,570.9)	(1,014.8)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	18.6	14.7
Cash (Used for) Provided by Continuing Operations	(260.2)	54.1
Discontinued Operations:		
Cash provided by Neenah Paper, Inc.	56.3	75.9
Cash payment from Neenah Paper, Inc.	-	-
Cash Provided by Discontinued Operations	56.3	75.9
(Decrease) Increase in Cash and Cash Equivalents	(203.9)	130.0
Cash and Cash Equivalents, beginning of year	494.5	364.5
Cash and Cash Equivalents, end of year	$ 290.6	$ 494.5

Kimberly-Clark Corporation and Subsidiaries Exhibit 99.3

CONSOLIDATED OPERATIONS BY BUSINESS SEGMENT

Net Sales *(Millions of dollars)*

	2004			
	Nine Months Ended Sept. 30	*Third Quarter*	*Second Quarter*	*First Quarter*
Personal Care	$ 4,465.5	$1,494.1	$1,491.3	$1,480.1
Consumer Tissue	3,925.3	1,323.4	1,259.9	1,342.0
Business-to-Business	2,951.8	1,014.7	995.4	941.7
Intersegment Sales	(160.8)	(49.2)	(59.3)	(52.3)
Consolidated Total	$11,181.8	$3,783.0	$3,687.3	$3,711.5

	2003				
	Year Ended Dec. 31	*Fourth Quarter*	*Third Quarter*	*Second Quarter*	*First Quarter*
Personal Care	$ 5,652.9	$1,408.4	$1,432.1	$1,427.1	$1,385.3
Consumer Tissue	5,046.7	1,357.1	1,278.1	1,189.0	1,222.5
Business-to-Business	3,477.7	895.3	891.1	886.7	804.6
Intersegment Sales	(151.0)	(37.7)	(39.0)	(38.6)	(35.7)
Consolidated Total	$14,026.3	$3,623.1	$3,562.3	$3,464.2	$3,376.7

	Year Ended December 31		
	2002	*2001*	*2000*
Personal Care	$ 5,485.5	$ 5,523.2	$ 5,299.7
Consumer Tissue	4,635.2	4,381.3	4,067.6
Business-to-Business	3,256.7	3,178.9	3,276.0
Intersegment Sales	(145.9)	(159.8)	(174.8)
Consolidated Total	$13,231.5	$12,923.6	$12,468.5

Kimberly-Clark Corporation and Subsidiaries
CONSOLIDATED OPERATIONS BY BUSINESS SEGMENT
Operating Profit *(Millions of dollars)*

	2004			
	Nine Months Ended Sept. 30	*Third Quarter*	*Second Quarter*	*First Quarter*
Personal Care	$ 941.7	$292.0	$323.2	$326.5
Consumer Tissue	579.9	196.2	181.4	202.3
Business-to-Business	482.3	169.3	172.4	140.6
Other income (expense), net	(37.6)	(8.6)	(14.5)	(14.5)
Unallocated[(a)]	(101.3)	(32.0)	(37.8)	(31.5)
Consolidated Total	$1,865.0	$616.9	$624.7	$623.4

	2003				
	Year Ended Dec. 31	*Fourth Quarter*	*Third Quarter*	*Second Quarter*	*First Quarter*
Personal Care	$1,221.0	$316.6	$308.3	$304.2	$291.9
Consumer Tissue	728.2	196.7	161.9	167.5	202.1
Business-to-Business	602.8	157.1	159.4	160.8	125.5
Other income (expense), net	(112.5)	(34.7)	(21.3)	(21.0)	(35.5)
Unallocated[(a)]	(107.9)	(34.5)	(24.3)	(25.3)	(23.8)
Consolidated Total	$2,331.6	$601.2	$584.0	$586.2	$560.2

	Year Ended December 31		
	2002	*2001*	*2000*
Personal Care	$1,157.1	$1,164.8	$1,245.5
Consumer Tissue	807.3	741.6	656.9
Business-to-Business	574.9	533.8	599.2
Other income (expense), net	(73.7)	(83.4)	104.5
Unallocated[(a)]	(97.3)	(83.9)	(98.2)
Consolidated Total	$2,368.3	$2,272.9	$2,507.9

[(a)] Unallocated consists of income and expenses not associated with the business segments.